37- 4120 Ridgeway Drive

Mississauga, Ontario L5L 5S9 Canada

Tel: 289-997-6740, Fax: 416-352-5712

www.algaedynamics.com

October 4, 2016

Via EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention:	Suzanne Hayes, Assistant Division Director
Josh Samples and Erin Jaskot

Re:	Algae Dynamics Corp.
Request for Withdrawal-Form S-1/A
Registration Statement on Form S-1

Filed September 28, 2016
File No. 333-199612

Mesdames Hayes and Jaskot and Mr. Samples:

Please accept this letter as a request of Algae Dynamics Corp. (the “Registrant”) to withdraw the Form S-1/A filed in the above-captioned Registration Statement. This Registrant is requesting this withdrawal because the above-captioned filing was made with respect the wrong Commission file number. In accordance with Rule 477, the Registrant certifies that no securities were sold pursuant to the Amendment.

Very truly yours,

/s/ Ross Eastley
Chief Financial Officer